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                               December 11, 2023

       David Messenger
       Chief Financial Officer
       Century Communities, Inc.
       8390 East Crescent Parkway, Suite 650
       Greenwood Village, CO 80111

                                                        Re: Century
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-36491

       Dear David Messenger:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Consolidated Statements of Cash Flows, page F-7

   1. We note you have reflected your expenditures related to development of rental properties within investing
activities on the consolidated statements of cash flows. We note your disclosure on page F-12
that you are engaged in the development, construction and
                                                        management of
multi-family rental properties, primarily in Colorado, with the intent to dispose of properties
shortly after achieving stabilized rental operations. In light of your intent to sell the
properties shortly after achieving stabilized rental operations, please tell us how you determined
it was appropriate to classify such cash outflows within investing activities. In your
response, please address where you intend to classify the cash flows from the eventual sale
of the multi-family rental properties. In addition, please tell us what consideration you gave
to the predominant source of cash flows from these properties.
                                                        Please refer to ASC
230-10-45.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Messenger
Century Communities, Inc.
December 11, 2023
Page 2

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameDavid Messenger                       Sincerely,
Comapany NameCentury Communities, Inc.
                                                        Division of Corporation
Finance
December 11, 2023 Page 2                                Office of Real Estate &
Construction
FirstName LastName